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May 1, 2025	vedderprice.com

Deborah Bielicke Eades
Shareholder
VIA EDGAR	+1 312 609 7661
deades@vedderprice.com

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, D.C. 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”) Post-Effective Amendment No. 1 to Registration Statement on Form N-1A (Tortoise North American Pipeline Fund) File No. 333-281744

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission to Vedder Price P.C. on March 14, 2025 and April 10, 2025 with respect to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A filed on February 14, 2025 (the “Post-Effective Amendment”) for Tortoise North American Pipeline Fund (the “Pipeline Fund” or the “Fund”), a series of the Registrant.1 Any capitalized terms used but not defined herein have the same meanings as given to them in the Post-effective Amendment. Any page references refer to the Post-Effective Amendment. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant intends to file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A prior to May 2, 2025 to establish May 9, 2025 as a new effective date for the Post-Effective Amendment for the Pipeline Fund. The Registrant will thereafter file a subsequent Post-Effective Amendment to its Registration Statement on Form N-1A (the “485(b) Amendment”) on or before May 9, 2025 to address the comments of the staff, to complete missing information in the Prospectus and Statement of Additional Information and to file remaining exhibits in Part C of the Registration Statement.

1.	Comment: Please complete all blank fields.

Response: The Registrant confirms that it will complete all blank fields in the Prospectus and Statement of Additional Information contained in the 485(b) Amendment.

[1]	Comments were also provided with respect to the Post-Effective Amendment for Tortoise Global Water Fund (the “Water Fund”), also a series of the Registrant. The Registrant expects to file a post-effective amendment to the Registration Statement with respect to the Water Fund on or about May 1, 2025 to establish June 1, 2025 as the new effective date for the Registration Statement for the Water Fund. The Registrant will provide responses to staff comments relating to the Water Fund at a later date.

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Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP which operates in Florida.

U.S. Securities and Exchange Commission

May 1, 2025

2.	Comment: To the extent changes made in response to staff comments on the Registrant’s Registration Statement on Form N-14 (File No. 333-285062) appearing in the definitive Joint Proxy Statement/Prospectus and Statement of Additional Information filed on March 27, 2025 apply to disclosure in the Registration Statement, please make conforming changes.

Response: The Registrant confirms that the disclosure in the 485(b) Amendment will reflect changes made in response to staff comments on the Registrant’s Form N-14 Registration Statement (File No. 333-285062), as applicable.

3.	Comment: With respect to the Fee and Expense Table, please (i) bold the sentence in the lead-in regarding the payment of brokerage commissions, and (ii) please replace dashes with a numeric value.

Response: The Registrant has made the requested changes.

4.	Comment: Because the Fund is adopting the performance history of a Predecessor Fund, please provide the portfolio turnover rate for the Predecessor Fund.

Response: The Registrant has made the requested change.

5.	Comment: Please update the disclosure to indicate the number of constituents in the Fund’s Underlying Index as of a date more recent than March 25, 2024.

Response: The Registrant has updated the disclosure to provide the number of constituents in the Fund’s Underlying Index as of March 24, 2025, which is the most recent rebalance date for each Index.

6.	Comment: In the Prospectus for the Pipeline Fund, the second paragraph under the caption “Principal Investment Strategies” states that to be included in the Underlying Index, a company must be a pipeline company that is organized and has its principal place of business in the United States or Canada and is listed on the New York Stock Exchange, NASDAQ, NYSE MKT or Toronto Stock Exchange. Please confirm supplementally whether additional criteria, such as the country of risk or where the company does a substantial amount of its business, are used to classify companies as U.S. or Canadian companies. If additional criteria are used, please add appropriate disclosure.

Response: The Registrant confirms that a company is eligible for inclusion in the Pipeline Fund’s Underlying Index based on the criteria currently set forth in the Prospectus.

U.S. Securities and Exchange Commission

May 1, 2025

7.	Comment: Noting that MLPs may be included in the Pipeline Fund’s Underlying Index and that the Pipeline Fund may invest in MLPs, please add the following disclosure or identify where disclosure of these items appears in the Prospectus: (i) if the Fund retains an MLP investment until the basis is reduced to zero, that subsequent distributions from the MLP will be taxable to the Fund at ordinary income tax rates; (ii) that if an MLP in which the Pipeline Fund invests amends its tax return, shareholders may receive an amended Form 1099 from the Fund, which may require shareholders to amend their own federal, state and/or local tax returns; and (iii) whether the Pipeline Fund will invest in interests in the general partners of MLPs.

Response: The Registrant notes the following disclosure under “Additional Fund Information—Additional Principal Risk Information—MLP Risk (Pipeline Fund)” in the Pipeline Fund’s Prospectus:

“An MLP’s distributions to the Pipeline Fund generally will not be taxable unless the cash amount distributed exceeds the Pipeline Fund’s basis in its interest in the MLP. Distributions received by the Pipeline Fund from an MLP will reduce the Pipeline Fund’s adjusted basis in its interest in the MLP, but not below zero. Cash distributions in excess of the Pipeline Fund’s basis in the MLP will generally be taxable to the Pipeline Fund as capital gains. A reduced basis will generally result in an increase in the amount of gain (or decrease in the amount of loss) that will be recognized by the Pipeline Fund for tax purposes on the sale of its interest in the MLP. The Pipeline Fund expects to receive cash distributions each year from certain MLPs that exceed the net taxable income allocated to the Pipeline Fund from such MLPs for such year, and, as a result, the Pipeline Fund may recognize larger taxable gains (or smaller losses) with respect to such MLPs when it disposes of its interests in such MLPs. If you hold shares in the Pipeline Fund when such gains or losses are recognized, you may be required to pay tax on one or more Pipeline Fund distributions, potentially at ordinary income tax rates, even though you may not have economically benefited from the associated MLP cash distributions.

The Pipeline Fund will report distributions made to shareholders annually on Form 1099. If an MLP in which the Pipeline Fund invests amends its partnership tax return, the Pipeline Fund will, when necessary, send you a corrected Form 1099, which could, in turn, require you to amend your federal, state or local tax returns.”

The Pipeline Fund may invest in MLP general partner interests, but that is not a principal investment strategy of the Fund. The Registrant notes that disclosure regarding investments by the Pipeline Fund in MLP general partner interests appears on page S-6 of the Statement of Additional Information under the caption “Investment Objectives, Policies, Strategies and Associated Risks—Equity Securities—General Partner Interests.”

8.	Comment: Under the caption “Index Provider/Trademark License/Disclaimer” in the Prospectus, please add disclosure that the Adviser is an affiliate of the Fund.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission

May 1, 2025

9.	Comment: The disclosure under the caption “Index Provider/Trademark License/Disclaimer” in the Prospectus includes statements to the effect that the Pipeline Index is not sponsored by S&P Dow Jones Indices LLC or its affiliates or its third-party licensors and that the Fund is not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, and includes an all-caps disclaimer regarding S&P Dow Jones Indices. Please explain supplementally why this disclosure is necessary.

Response: For the information of the staff, the foregoing disclosure is required in the Fund’s Prospectus pursuant to the contract between the Adviser and S&P Opco, LLC pursuant to which S&P Opco, LLC calculates and maintains each Underlying Index.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.